

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2025

Gregory Delory
Chief Executive Officer
Helio Corp /FL/
2448 Sixth Street
Berkeley, CA 94710

> **Re: Helio Corp /FL/**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed on March 6, 2025**
> **File No. 333-284062**

Dear Gregory Delory:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 19, 2025 letter.

Form S-1 filed March 6, 2025

General

1. Please revise the legal opinion to address the legality the Units. Refer to Section II.B.1.h of Staff Legal Bulletin No. 19.

2. We note the updated risk factor on page 23 regarding the exclusive forum provision in the Warrant Agreement, however, we are unable to locate language supporting the disclosure that "these provisions of the Warrant will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum." Please advise or revise.

Please contact Kevin Stertzel at 202-551-3723 or Melissa Gilmore at 202-551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Evan Ewing at 202-551-5920 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing